ASANKO GOLD ANNOUNCES Q3 2019 PRODUCTION RESULTS

Vancouver, British Columbia, October 17, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce production results for the third quarter (“Q3”) 2019 from the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko.

AGM Q3 Highlights (100% basis):

•	Record proceeds of $91.0 million generated from gold sales of 63,009 ounces at an average realized price of $1,443 per ounce

•	Record gold production of 62,440 ounces, on track to meet 2019 production guidance of 225,000 - 245,000 ounces

•	Mined 1.11 million tonnes (“Mt”) of ore, including 0.62Mt of ore from the Esaase pit

•	Processed record 1.44Mt of ore with an average gold grade of 1.4 grams per tonne (“g/t”)

•	Continued strong safety performance with no lost time or recordable injuries during the quarter

“The Asanko Gold Mine continued to deliver strong operational performance during the quarter with record quarterly production and revenue,” said Greg McCunn, Chief Executive Officer. “During the third quarter we substantially completed the Cut 2 pushback at the Nkran pit concluding a significant capital program that allows the mine to focus on generating meaningful free cash flow. Increased free cash flow will continue to strengthen the balance sheet at both the corporate and Joint Venture level. At the corporate level, during the third quarter we received $10 million from our JV partner pursuant to the Joint Venture Transaction and we expect to receive a further $10 million on or before December 31, 2019, significantly bolstering our corporate balance sheet.”

Health and Safety
There were no lost time injuries (“LTI”) reported during the quarter. As at September 30, 2019, the mine achieved over 30 months without an LTI. The were also no recordable injuries during the quarter.

Production
In Q3, the AGM sourced ore from the Nkran, Esaase and Dynamite Hill pits as well as ore stockpiles. At Nkran, waste mining operations substantially concluded the final stage of the western portion of the Cut 2 pushback. During the quarter, 4.71Mt of waste and 0.32Mt of ore at an average gold grade of 1.8 g/t were mined from the Nkran pit. The Esaase pit delivered 0.62Mt of ore at an average gold grade of 1.3g/t with 1.53Mt of waste mined. Dynamite Hill delivered 0.17Mt of ore at a gold grade of 0.8 g/t with 0.13Mt of waste mined.

The processing plant milled 1.44Mt at a gold grade of 1.4 g/t during the quarter with metallurgical recovery averaging 94%.

Preliminary Costs
Preliminary operating cost estimates for the AGM during the quarter are provided with final operating costs to be released in conjunction with the Q3 2019 Interim Financial Statements and Management Discussion & Analysis on or about November 7, 2019. Preliminary operating cash costs per ounce1 were $799, preliminary total cash costs per ounce1 were $872, and preliminary all-in sustaining costs per gold ounce1 (or “AISC”) were $1,179 in Q3 2019. Although Q3 2019 AISC were higher than the 2019 annual cost guidance of $1,040 - $1,060/oz, management forecasts a reduction in AISC in Q4 2019 as waste mining on Cut 2 at Nkran was nearing completion during the quarter. During Q3, capitalized stripping costs associated with Cut 2 at Nkran amounted to $162/oz. In early Q4, capitalized stripping is expected to be complete, resulting in substantially lower AISC.

AGM Key Production Statistics (100% basis)	Units	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Total Tonnes Mined	000 t	7,477	8,864	8,088	9,740
Waste Tonnes Mined	000 t	6,372	7,808	6,584	8,370
Ore Tonnes Mined	000 t	1,105	1,056	1,505	1,370
Strip Ratio	W:O	5.8:1	7.4:1	4.4:1	6.1:1
Average Gold Grade Mined	g/t	1.5	1.6	1.4	1.5
Ore Treated	000 t	1,439	1,375	1,224	1,238
Gold Feed Grade	g/t	1.4	1.5	1.6	1.6
Gold Recovery	%	94	93	93	95
Gold Produced	oz	62,440	62,067	60,425	59,823

Sales and Liquidity
Gold production for the quarter totalled 62,440 ounces with gold sales of 63,009 ounces at an average realized price of US$1,443 per ounce, generating record gold sales proceeds of $91.0 million for the JV. At the end of the quarter, the JV held approximately $36.6 million in unaudited cash ($3.0 million of which was restricted in favour of a gold hedging counterparty), $7.0 million in gold receivables and $2.9 million in dore (with a market value of $3.1 million)

The Company held $13.6 million in unaudited cash at the quarter end, and is scheduled to receive a further $10 million in cash related to the JV transaction on or before December 31, 2019.

The JV received notification from Rand Merchant Bank confirming the satisfaction of various conditions precedent associated with a $30 million revolving credit facility for the JV, which is now available to draw. The Company and JV have no drawn debt.

Qualified Person Statement
Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Notes:
1 Non-GAAP Performance Measures
The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a description of the methodology used to calculate these non-GAAP performance measures, see the Non-GAAP Measures section of Asanko’s previously filed Q2 Management Discussion and Analysis; reconciliations of these measures to the Company’s financial results will be reported in accordance with IFRS in the Q3 MD&A to be filed in the coming weeks.

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Operating Cash Costs per ounce and Total Cash Costs per ounce
Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by- product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

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All-in Sustaining Costs Per Gold Ounce
The Company has adopted the reporting of AISC as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

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All-in Costs Per Gold Ounce
The Company has adopted the reporting of AIC as per the World Gold Council’s guidance. AIC include AISC plus non-sustaining capital and exploration expenditures per ounce of gold sold.

Enquiries:
Lynette Gould
SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

About Asanko Gold Inc.
Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: estimates of the amount of gold production from AGM in 2019; statements in respect of AGM’s generation of free cash flow; Asanko’s receipt of $10 million from Gold Fields Ltd. on or before December 31, 2019; statements in respect of the future strength of Asanko’s balance sheet; and cost estimates, including that Asanko’s AISC and stripping costs related to AGM will be reduced in Q4 2019. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company’s relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company’s key personnel; and changes in laws, rules and regulations applicable to Asanko.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company’s estimates in response to a variety of factors, many of which are not within the Company’s control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company’s operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company’s operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company’s operations; the Company’s business is subject to risks associated with operating in a foreign country; risks related to the Company’s use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company’s operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company’s operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company’s operations; the Company’s title to exploration, development and mining interests can be uncertain and may be contested; the Company’s properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company’s exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company’s common shares may experience price and trading volume volatility; the Company’s revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company’s profitability and ability to repatriate funds; the Company’s primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company’s internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company’s assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.

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